CHINA GREEN AGRICULTURE, INC.

300 Walnut Street, Suite 245, Des Moines, Iowa 50309

March 13, 2015

Via Edgar

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Mail Stop: 3561

Washington, D.C. 20549

Attention: Melissa Raminpour, Branch Chief

Re:	China Green Agriculture, Inc. Form 10-K for the Fiscal Year Ended June 30, 2014 Filed September 15, 2014 File No. 001-34260

Dear Ms. Raminpour:

China Green Agriculture, Inc., a Nevada corporation (the “Company” or “we”), is in receipt of the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated February 27, 2015 (the “Comment Letter”) to the Company, with respect to the Company’s Annual Report on Form 10-K for the year ended June 30, 2014 (the “Form 10-K”). We hereby file via EDGAR our response to the Comment Letter. The text of the Staff's comment is set forth in italics below, followed by the response of the Company.

Form 10-K for the Year Ended June 30, 2014

Notes to Consolidated Financial Statements

Note 2 – Basis of Presentation and Summary of Significant Accounting Policies

Deferred assets, page F-8

1.	We note from your response to prior comment 6 that you have capitalized amounts given to distributors to help them expand their place of business, improve signage and appearance in an effort to better present your brand name and image and to make your products more accessible to the end customers. Please provide us further detail on the nature of each asset type capitalized as deferred assets. In this regard, your response states you believe these items “would ordinarily be capitalized as fixed assets.” Please address why they are properly capitalized in your response. Also, as part of your response, please clarify whether you purchased assets directly for the distributor, or you reimbursed the distributor with cash. If the latter is the case, please clarify how you ensure the reimbursements go toward the appropriate assets.

Response:

The deferred assets consist of items inside the distributors’ stores such as furniture, racks, cabinets, and display units, and items outside or attached to the distributors’ stores such as signage and billboards. These types of assets would be capitalized as fixed assets if the Company actually owned the stores or utilized the assets for its own operations. These assets would also be capitalized as leasehold improvements if the Company leased these stores from the distributors. Therefore, the Company believes that under the U.S. generally accepted accounting principles, these types of assets purchases are properly capitalized. In addition, the Company believes that these assets are properly classified as deferred assets because if a distributor breaches, defaults, or terminates the agreement with the Company within a three-year period, a proportionate amount expended by the Company is to be repaid by the distributor. The Chairman of the Board of directors of the Company guaranteed to the Company of amounts remaining unpaid due from distributors.

The assets inside the distributors’ stores are custom made to fit the layout of each individual store and the signage and billboards are also custom designed to fit the specific location. The assets were purchased by the Company directly from the manufacturers and installed in the distributors’ stores. The Company wants to maintain control over the quality of the items being purchased as well as making them uniform among all the distributor locations.

Below is a summary of the deferred assets by Chinese Province at December 31, 2014:

	US Dollars
		Accumulated	Net
Province	Cost	Amortization	Balance

Signage/billboards

Anhui	3,678,631	1,786,883	1,891,748
Fujian	2,262,221	1,098,867	1,163,354
Gansu	2,799,807	1,359,997	1,439,810
Guangdong	2,849,276	1,384,027	1,465,249
Guangxi	2,302,075	1,118,225	1,183,850
Guizhou	447,205	217,229	229,976
Hainan	250,485	121,672	128,813
Hebei	2,509,965	1,219,207	1,290,758
Henan	2,577,615	1,252,069	1,325,546
Heilongjiang	3,003,751	1,459,063	1,544,688
Hubei	2,214,038	1,075,462	1,138,576
Hunan	1,450,438	704,546	745,892
Jilin	2,108,503	1,024,198	1,084,305
Jiangsu	2,277,865	1,106,466	1,171,399
Jiangxi	1,769,037	859,304	909,733
Liaoning	2,168,140	1,053,167	1,114,973
Inner Mongolia	942,879	458,000	484,879
Ningxia	805,210	391,128	414,082
Shandong	3,970,344	1,928,582	2,041,762
Shanxi	2,086,579	1,013,549	1,073,030
Shaanxi	2,236,596	1,086,419	1,150,177
Shanghai	287,930	139,861	148,069
Sichuan	2,395,985	1,163,842	1,232,143
Tianjin	286,417	139,126	147,291
Xinjiang	2,707,637	1,315,226	1,392,411
Yunnan	2,288,123	1,111,449	1,176,674
Zhejiang	2,006,978	974,883	1,032,095
Chongqing	508,584	247,043	261,541
Total signage/billboards	55,192,314	26,809,490	28,382,824

2

Furniture/racks

Anhui	5,123,537	2,314,881	2,808,656
Fujian	3,112,833	1,406,419	1,706,414
Gansu	3,963,152	1,790,604	2,172,548
Guangdong	3,866,940	1,747,133	2,119,807
Guangxi	3,366,621	1,521,083	1,845,538
Guizhou	646,928	292,290	354,638
Hainan	358,436	161,946	196,490
Hebei	3,617,578	1,634,468	1,983,110
Henan	3,773,672	1,704,994	2,068,678
Heilongjiang	4,357,757	1,968,891	2,388,866
Hubei	3,200,594	1,446,069	1,754,525
Hunan	2,087,604	943,206	1,144,398
Jilin	3,036,080	1,371,740	1,664,340
Jiangsu	3,178,483	1,436,080	1,742,403
Jiangxi	2,586,125	1,168,444	1,417,681
Liaoning	3,158,910	1,427,236	1,731,674
Inner Mongolia	1,369,096	618,575	750,521
Ningxia	1,167,291	527,397	639,894
Shandong	5,788,671	2,615,396	3,173,275
Shanxi	3,052,089	1,378,973	1,673,116
Shaanxi	3,264,266	1,474,838	1,789,428
Shanghai	422,084	190,703	231,381
Sichuan	3,653,599	1,650,743	2,002,856
Tianjin	412,396	186,326	226,070
Xinjiang	4,010,815	1,812,138	2,198,677
Yunnan	3,410,574	1,540,941	1,869,633
Zhejiang	2,966,330	1,340,226	1,626,104
Chongqing	737,129	333,044	404,085
Total furniture/racks	79,689,590	36,004,784	43,684,806

Grand Total	134,881,904	62,814,274	72,067,630

2.

In addition, explain to us your basis to record the related amortization expenses of the deferred assets under “selling expenses – amortization of deferred asset” line item rather than “cost of goods sold” in the Consolidated Statements of Income and Comprehensive Income. Refer to ASC 705-10-25.

Response:

The Company has reviewed the guidance in ASC 705-10-25 and believes that the amortization expense of the deferred assets closer resembles a selling expense than a cost of the product that would be included in cost of goods sold. The distributors do not buy the Company’s products for crop fertilization. As wholesalers, distributors buy large quantity of products from the Company, warehouse them, and resell to retailers. To resell, distributors make efforts in various means, to market, promote, and resell the Company’s products to retail customers via their retail network. The Company supports the distributors’ retail sales of the Company’s products. To do that, the Company provides the deferred assets herein and assists the distributors to improve their retail network with the deferred assets.

3

We acknowledge that we are responsible for the accuracy and adequacy of the disclosure in the filing. We further acknowledge that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and that we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Ken Ren
Ken Ren
Chief Financial Officer

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